SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         SCHEDULE 13G


          Under the Securities Exchange Act of 1934

                      (Amendment No. 3)*


                    Cross Timbers Oil Co.
                       (Name of Issuer)


                         Common Stock
                (Title of Class of Securities)


                          227573102
                        (CUSIP Number)

  Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 227573102          13G

  1. Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Loomis, Sayles & Company, L.P.
          I.R.S. Tax I.D. No. 04-3200030


  2. Check the Appropriate Box if a Member of a Group*
                                              (a) [ ]

                                              (b) [ ]
  3. SEC USE ONLY

  4. Citizenship or Place of Organization:           Delaware

  5. Sole Voting Power:                               368,568

  6. Shared Voting Power:                                   0

  7. Sole Dispositive Power:                             none

  8. Shared Dispositive Power:                      912,700

  9. Aggregate Amount Beneficially
     Owned by Each Reporting Person:                912,700

  10.     Check Box if the Aggregate Amount
     in Row (9) Excludes Certain Shares*:                 [ ]

  11.     Percent of Class Represented
     by Amount in Row 9:                                  5.62

  12.     Type or Reporting Person:                        IA

Item 1.   (a)  Name of Issuer:

                    Cross Timbers Oil Co.

          (b)  Address of Issuer's Principal Executive
  Offices:

                    810 Houston Street, Ft. Worth, TX  76102

  Item 2. (a)  Name of Person Filing:

                    Loomis, Sayles & Company, L.P.

          (b) Address of Principal Business Office or, if none, Residence:

                    One Financial Center, Boston, Mass. 02111

          (c)  Citizenship:  Delaware

          (d)  Title of Class of Securities:  Common Stock

          (e)  CUSIP Number:  227573102

  Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ]  Broker or Dealer registered under Section
                      15 of the Act

          (b)  [ ]  Bank as defined in section 3(a)(6) of the
                      Act

          (c)  [ ]  Insurance Company as defined in section
                      3(a)(19) of the act

          (d)  [ ]  Investment Company registered under
                      section 8 of the Investment Company Act

          (e)  [X]  Investment Adviser registered under
                      section 203 of the Investment Advisers
                      Act of 1940

          (f)  [ ]  Employee Benefit Plan, Pension Fund which
                      is subject to the  provisions of the
                      Employee Retirement Income Security Act
                      of 1974 or Endowment Fund; see Section
                      240.13d-1(b)(1)(ii)(F)

          (g)  [ ]  Parent Holding Company, in accordance
                      with Section  240.13d-1(b)(ii)(G) (Note:
                      See Item 7)

          (h)  [ ]  Group, in accordance with Section
                      240.13d-1(b)(1)(ii)(H)

Item 4. Ownership.

  If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

   (a)  Amount Beneficially Owned: 912,700

   (b)  Percent of Class: 5.62

   (c)  Number of shares as to which such person has:

   (i)  sole power to vote or to direct the vote: 368,568

   (ii) shared power to vote or to direct the vote: 0

   (iii)sole power to dispose or to direct the disposition of: none

   (iv) shared power to dispose or to
        direct the disposition of:  912,700

  Item 5.  Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

  Item 6.  Ownership of more than Five Percent on Behalf of
  Another Person.

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

   Clients of Reporting Person have such a right, none of whom has such interest relating to more than 5% of class.

  Item 7.    Identification and Classification of the Subsidiary
               which Acquired the Security Being Reported on by the Parent Holding Company

  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

   Not Applicable.

Item 8. Identification and Classification of Members of the
  Group

  If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) attach an exhibit stating the identity of each member of the group.

   Not Applicable.

  Item 9.    Notice of Dissolution of Group

  Notice of dissolution of a group may be furnished as an exhibit stating the date of dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

   Not Applicable.

  Item 10.   Certification

  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                          SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            /s/Sandra P. Tichenor
                            Signature
  DATE: February 13, 1997
                            Sandra P. Tichenor, Vice
  President
                            Name and Title